SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM U-6B-2

                 Certificate of Notification

                  Certificate is filed by:

            Entergy Power Generation Corporation
                20 Greenway Plaza, Suite 1025
                    Houston, Texas  77046


     This certificate is notice that Entergy Power
Generation Corporation, a Delaware corporation (the
"Corporation") has issued, renewed or guaranteed the security or securities described herein, which issue, renewal or guaranty was exempted from the provisions of
Section 6 (a) of the Public Utility Holding Company Act of
1935, as amended, and was neither the subject of a declaration or application on Form U-1 nor included within the exemption provided by Rule U-48.

      1.     Type of security or securities:
             Promissory note issued by the
             Corporation pursuant to the terms of
             a Credit Agreement between Entergy
             Corporation ("ETR") and Entergy
             Power Generation Corporation
             ("EPGC") which Credit Agreement
             (and related Note) were entered on
             November 5, 2001 (the "Credit
             Agreement").

      2.     Issue, renewal or guaranty:
             Issuance

      3.     Principal amount of each security:
             Not to exceed $116,693,032.60 at any
             time outstanding.

      4.     Rate of interest per annum of each
             security:
             ETR's effective cost of capital, as
             defined under Rule 52(b) under the
             Public Utility Holding Company Act
             of 1935, as determined from time to
             time by ETR and notified to EPGC, in
             each case, computed on the basis if
             a 365 day year for the actual number
             of days (including the first day,
             but excluding the last) occurring in
             the period such interest is payable.

      5.     Date of issue, renewal or guaranty
             of each security:
             Subject to the terms of the Credit
             Agreement, the Company may request
             advances from time to time up to the
             amount available under the Credit
             Agreement.  As of the date of this
             Certificate, funds in the amount of
             $116,693,032.60 were advanced by EGI
             to the Company on November 5, 2001.

      6.     If renewal of security, give date of
             original issue:
             Not applicable

      7.     Date of maturity of each security:
             Each advance shall mature at such
             time as provided in the Credit
             Agreement or the promissory note,
             but in any event not later than
             November 5, 2006.

      8.     Name of the person to whom each
             security was issued, renewed or
             guaranteed:
             Entergy Corporation

      9.     Collateral given with each security,
             if any:
             Not applicable

     10.     Consideration received for each
             security:
             The full principal amount of each
             advance.

     11.     Application of proceeds of each
             security:
             To be used by EPGC to make debt or
             equity investments related to the
             Warren Project.

     12.     Indicate by ("X") after the
             applicable statement below whether
             the issue, renewal or guaranty of
             each security was exempt from the
             provisions of Section 6 (a) because
             of:

             a. the provisions contained in the
                first sentence of Section 6 (b):
             b. the provisions contained in the
                fourth sentence of Section 6
                (b):
             c. the provisions contained in any
                rule of the Commission other than
                Rule U-48:   X

     13.     If the security or securities were
             exempt from the provisions of
             Section 6 (a) by virtue of the first
             sentence of Section 6 (b), give the
             figures which indicate that the
             security or securities aggregate
             (together with all other then
             outstanding notes and drafts of a
             maturity of nine months or less,
             exclusive of days of grace, as to
             which such company is primarily or
             secondarily liable) not more than 5
             per centum of the principal amount
             of par value of the other securities
             of such company then outstanding:
             Not applicable.

     14.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of the fourth
             sentence of Section 6 (b), name the
             security outstanding on January 1,
             1935, pursuant to the terms of which
             the security or securities herein
             described have been issued:
             Not applicable.

     15.     If the security or securities are
             exempt from the provisions of
             Section 6 (a) because of any rule of
             the Commission other than Rule U-48,
             designate the rule under which
             exemption is claimed:
             Rule 52(b).



                            ENTERGY POWER GENERATION CORPORATION


                            BY:       /s/ Steven C. McNeal
                                    Steven C. McNeal
                              Vice President and Treasurer

Date: November 14, 2000